

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2017

Andrew Wiederhorn
Chief Executive Officer
FAT Brands, Inc.
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

> **Re: FAT Brands, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 4, 2017**
> **CIK No. 0001705012**

Dear Mr. Wiederhorn:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your amended draft offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please tell us how your offering complies with Exchange Act Rule 10b-9 regarding all or none offerings. You disclose that you are conducting your offering on an "all or none basis" but that you may "undertake one or more closings on a rolling basis," that "[a]t a closing, the proceeds will be distributed to the [c]ompany and the associated shares will be issued to investors" and that the offering includes an over-allotment option. In addition, we note that you intend to exclude the funds received from investors using a BANQ online brokerage account from the escrow fund. Please tell us how this is consistent with Exchange Act Rule 15c2-4.

2. We note your disclosure on the cover page that if there are no closings, the escrow agent will return the investments for the offering to investors "without deduction and generally without interest." Please clarify whether the subscriptions will be returned with or

without interest and, to the extent, they will be returned with interest, please disclose the interest rate.

3. Please include the disclosure and legend required by Sections (a)(1)(ii) and (a)(5) of Part II of Form 1-A on the cover page.

4. Please include a brief discussion of the warrants that the selling agent will receive as compensation in a footnote to the table on your cover page.

Offering Circular Summary, page 1

Our Company, page 1

5. We note that your disclosure on page 1 aggregates new markets and those in which you "previously had a presence." Please disclose the number of countries in which you previously had a presence.

6. We note your disclosure of same store-sales growth beginning in the second to last paragraph on page 2. Please provide a definition for same-store sales growth here or provide a cross-reference to the definition.

The Reorganization Transactions, page 35

7. We note your disclosure that the Tax Sharing Agreement with FCCG relates to federal, California and Oregon income tax as well as "other jurisdictions at FCCG's election." Please briefly explain the terms of the Tax Sharing Agreement that permit FCCG to file consolidated income tax returns with you for other jurisdictions. In addition, please briefly explain the circumstances that would require you to pay more than your share of the consolidated income tax liability pursuant to the Tax Sharing Agreement.

8. Your disclosure on page 35 that you will use up to $7,950,000 to repay the Related Party Debt is inconsistent with your disclosure on page 59 that you will use up to $10,000,000 from the proceeds of the Offering to repay a portion of the Related Party Debt. Please revise for clarity and consistency.

Capitalization Table, page 38

9. We note in connection with your reorganization transactions you will issue an unsecured promissory note with a principal balance of $30 million to FCCG. We also note proceeds up to $7.95 million from the offering will be used to repay a portion of the debt. In this regard, please adjust your capitalization table on a pro forma basis to give effect to the debt that will be outstanding upon consummation of the offering and application of such proceeds for debt repayment in your capitalization table.

Dividend Policy, page 39

10. We note the statement on the BANQ website that you intend to pay a 4% annual dividend, paid quarterly. Please reconcile that statement with the disclosure in this section of the offering circular.

Selected historical Combined Financial and Other Data, page 41

11. We note your presentation of System-wide sales for the 30 weeks ended July 23, 2017 and July 24, 2016 and for fiscal years 2012-2016 under Other data on pages 46-47. Please note System-wide sales is considered a non-GAAP financial measure. In this regard, please revise your filing to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

12. Please include a footnote that clearly indicates Same-store sales growth and Average unit volumes are calculated on a system wide basis.

Key Performance Indicators, page 60

13. We note your disclosure on page 60 that the key measures used to evaluate your business performance include new store openings, average unit volumes and same-store sales growth in addition to the general income statement line items such as revenues, general and administrative expenses, income before income tax expense and net income. In this regard, please clarify your disclosure to clearly state that the key measures are calculated on a system-wide basis.

Business, page 69

Investment Limitations, page 113

14. You state that there are no limits on how many shares an investor may purchase if the offering results in a listing of your common stock on the NYSE AMERICAN or other national securities exchange. Please reconcile this disclosure with the language in Rule 252(d)(2)(i)(C) which refers to securities that are not listed on a registered national securities exchange "upon qualification."

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Allen Sussman, Esq.
        Loeb & Loeb LLP